300 North LaSalle Chicago, Illinois 60654

Robert M. Hayward, P.C. To Call Writer Directly: (312) 862-2133 robert.hayward@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

April 19, 2010

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Reynolds
Jay Williamson
Jim Lopez
Raj Rajan

Re:	Express Parent LLC
Amendment No. 3 to Registration Statement on Form S-1
(SEC File No. 333-164906), filed April 19, 2010

Gentlemen:

On behalf of Express Parent LLC, a Delaware limited liability company (the “Company”, which term shall also refer to the corporation named Express, Inc., into which Express Parent LLC will convert), we are submitting this supplemental letter in connection with the Company’s filing of Amendment No. 3 to its Registration Statement on Form S-1 (SEC File No. 333-164906) (its “Registration Statement”) filed with the Securities and Exchange Commission on April 19, 2010 (“Amendment No. 3”). Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus included in Amendment No. 3.

Amendment No. 3 includes disclosure relating to the Company’s conversion to a corporation and certain mergers that will occur in connection with that conversion. As part of the conversion, (i) Express Investment Corp. (“EIC”), the holding company that currently holds 67.4% of the equity interests in the Company on behalf of certain investment funds managed by Golden Gate and (ii) the holding companies that directly or indirectly currently hold 6.0% of the equity interests in the Company on behalf of certain members of management will be merged with and into the Company. The first section of this letter describes the foregoing in more detail, and sets forth the Company’s view of the accounting implications of these transactions.

In addition, we have included below a discussion of the currently contemplated preliminary price range for the common stock of the Company in its initial public offering. We

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have also included a discussion below of the differences between this price and the fair market value of the incentive equity that the Company has issued during the last year. We have provided this to the Staff in advance of including a price range in the Company’s Registration Statement in order to expedite the Staff’s review of the Registration Statement.

I. Discussion of the Accounting Implications of the EIC Merger.

Background

Prior to the effectiveness of the Registration Statement, the Company intends to convert from a Delaware limited liability company to a Delaware corporation and change its name from Express Parent LLC to Express, Inc. On the day following the conversion, the holding company named Express Investment Corp. that currently holds approximately 67.4% percent of the Company’s equity on behalf of certain investment funds managed by Golden Gate Private Equity, Inc. will be merged with and into the Company so that Golden Gate does not incur double taxation on any prospective sale of the Company’s common stock. Following the merger, EIC will cease to exist and the Company will continue as the surviving entity and the registrant. In connection with this merger, Golden Gate (indirectly through a limited liability company) will receive, in exchange for its equity interests in EIC, an equivalent number of shares of the Company’s common stock to those held by EIC immediately prior to the merger. In essence, through this merger Golden Gate is exchanging its interest in EIC for an interest in Express, Inc.

The Company will also enter into certain agreements, as described in the section entitled “Certain Relationships and Related Party Transactions—Reorganization as a Corporation” in the Registration Statement, including a Merger Agreement with EIC. Pursuant to this Merger Agreement an affiliate of Golden Gate will provide a customary indemnity to the Company with respect to any and all pre-closing liabilities (other than deferred income taxes) of EIC. As a result, the affiliate of Golden Gate will be liable to the Company for any unpaid federal, state or local income taxes related to the period preceding the merger date or, if EIC is in a net receivable position for these income taxes, the Company will be liable to reimburse the affiliate of Golden Gate for the net income tax receivable. As the parties intend to fund these income tax liabilities prior to the merger, it is expected that such balances will be minimal. Because EIC is a holding company and does not have any substantial operations, the Company does not believe that there are any significant liabilities or exposures arising from the merger or this indemnity. The sole significant activity of EIC since its inception other than the acquisition of the Company’s business in 2007 was the incurrence of certain third-party indebtedness, which was fully repaid as of March 10, 2010.

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As a limited liability company, the Company is presently a non-taxable entity under the Internal Revenue Code and the tax basis of the Company’s assets and liabilities acquired in the Golden Gate Acquisition reflect their original cost. Upon conversion to a corporation under the Internal Revenue Code, the Company will receive the higher tax basis of its assets and liabilities that currently resides in EIC, comprising the 75% step-up in the assets and liabilities recognized by EIC as part of the Golden Gate Acquisition, regardless of any merger with EIC. Accordingly, as of the merger date, the only asset or liability expected to reside in EIC, beside its investment in Express, is the net payable or receivable with the Company for the balance of federal, state and local income taxes related to the period preceding the merger. As indicated above, EIC intends to funds any pre-closing current income tax liabilities in cash prior to the merger based on its best estimates of such liabilities.

Accounting Analysis

The Company believes that accounting for the transaction as an acquisition of the remaining income tax payables or receivables of EIC by the Company is the most appropriate and accurate presentation of the legal merger of EIC with and into the Company and the associated agreements related thereto, as it follows both the form and substance of the merger transaction. Although the transaction is a downstream merger in legal form, EIC does not have any independent operations or any significant assets or liabilities, and specifically does not comprise a “business” as defined in ASC 805-10-20. Rather, it is purely a holding company. In effect, the only consequence of the transaction is the transfer of EIC’s remaining income tax payables or receivables to the Company.

Accordingly, the Company believes that a transaction with such limited substance should be accounted for as a transaction between entities under common control with the remaining income tax assets and liabilities being contributed to the Company recorded at EIC’s book value and a net payable or receivable for an equal amount recorded with the affiliate of Golden Gate.

The Registration Statement includes unaudited pro forma condensed consolidated financial data prepared in accordance with Article 11 of Regulation S-X, reflecting the effects of various transactions associated with the Company’s initial public offering, including the merger with EIC. The Company believes that this pro forma financial data presents investors with all of the information necessary for a full understanding of the very limited effects of the merger on the Company’s future reporting of its financial results.

Furthermore, in response to the Staff’s question raised during the call with the Company and its representatives on April 16, 2010, the Company also confirms its response to comment

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number 53 in the Staff’s letter, dated March 15, 2010. As described in such response, the acquisition of the Express business by Express Holding LLC resulted in a full step-up in the basis of the acquired assets and liabilities pursuant to FAS 141, Business Combinations. The Company also assessed if the acquisition was within the scope of EITF 88-16, Basis in Leveraged Buyout Transactions, and concluded that the acquisition was not highly leveraged, even if the debt incurred by EIC were to be considered. As described in Note 2 to the consolidated financial statements included in the Registration Statement, the total purchase price amounted to $739.5 million compared to $125 million of debt obtained by Express Holding LLC and $150 million of debt incurred by EIC. This represents leverage of less than 50%.

Alternatives considered in reaching the Company’s position

In arriving at the position described above, the Company considered and dismissed the following alternative:

The merger between the Company and its parent, EIC (who currently owns an approximately 67.4% equity interest in the Company), is a downstream merger and could alternatively be treated as effectively resulting in the acquisition of the non-controlling interest in the Company by EIC. However, the financial statements of the Company using its proposed accounting described above would not differ in any material manner on a prospective basis from the Company’s alternative accounting as the acquisition of a non-controlling interest that does not result in a change in control of the Company is an equity transaction according to ASC 810 and does not result in a step up in basis of the Company’s assets or liabilities. Under this alternative approach, EIC would be considered a predecessor entity to the Company, which would require the presentation of EIC’s historical financial statements, commencing with the period in which the merger of EIC with and into the Company occurs. These financial statements of EIC would reflect the consolidation of the Company in historical periods with a non-controlling interest of approximately 32.5% (that is, the interest currently not controlled by Golden Gate), along with the indebtedness incurred by Golden Gate to fund its share of the original Golden Gate Acquisition. This debt was fully repaid on March 10, 2010, so has no bearing on the financial results of the Company going forward.

Using this alternative approach, the Company would be required to present EIC’s financial statements, beginning with its first Quarterly Report filed on Form 10-Q after its initial public offering. This presentation would differ from the financial statements set forth in the Registration Statement upon its effectiveness which would be those of the Company (and not EIC).

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The Company believes that investors reading the Company’s financial information would be better served by presenting the Company’s historical financial statements for all periods presented and not presenting the EIC historical financial statements as the predecessor entity to the Company given:

•	such presentation would result in a 32.5% non-controlling interest for the Company,

•	that EIC did not have operations independent of its investment in the Company, and

•	the assets and liabilities to be transferred represent only the remaining balance of income tax payables or receivables for the period prior to the merger.

II. Discussion of the Company’s Expected Price Range for its IPO

The underwriters and the Company are still finalizing the valuation range for the Company’s initial public offering. As a result, the Company has not included an assumed initial public offering range in Amendment No. 3. In order to facilitate the Staff’s review of the Registration Statement, however, the Company has requested that the underwriters assist in providing some preliminary valuation information. Based on preliminary dialogue with the underwriters and the Company’s analysis, the Company estimates that the public offering price for its common stock will be approximately $19 per share, the midpoint of the preliminary range of $18 to $20. This range is preliminary and may differ materially from the ultimate IPO price range of the Company’s common stock. We refer to the preliminary range in this letter as the “preliminary IPO range” and the midpoint of the preliminary IPO range as the “preliminary IPO price.” The underwriters and the Company determined these values with primary consideration given to valuation of other publicly traded comparable companies, including other specialty apparel retailers such as Abercrombie & Fitch, American Eagle, Chico’s FAS, Gap Inc., Guess?, J Crew, Limited Brands, Lululemon Athletica, rue21, and Urban Outfitters.

In connection with the Company’s conversion to a corporation, the number of shares of common stock into which each of the Company’s units will be converted will be determined by calculating the equity value for the Company based on the preliminary IPO price, determining the amount of proceeds to which each unit would be entitled upon liquidation of the Company in accordance with the rights and preferences for each unit set forth in the Company’s limited liability company agreement and dividing the amount of proceeds that each unit would be entitled to receive by the preliminary IPO price. Using this methodology, the Company’s 101.7 million currently outstanding Class L Units will convert into 71.5 million shares of common stock, the 7.3 million currently outstanding Class A Units will convert into 4.7 million shares of common stock and the 4.7 million currently outstanding Class C Units will convert into 2.0

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million shares of common stock. The Company currently expects to have 88.7 million shares of common stock outstanding following its initial public offering, 78.2 million of which will be held by existing holders and 10.5 million of which will be stock that was sold to the public in the IPO. As a result, the preliminary IPO price implies a total equity value of $1.69 billion.

The following table outlines the equity-based awards granted by the Company during the twelve months ended January 30, 2010, and no equity based awards have been granted since that date:

Grant Date	Number of Units	Type of Units	Fair value of Units on date of grant
9/28/2009(1)	40,000	Class C Units	$0.63
11/28/2009	200,000	Class C Units	$0.63
12/2/2009	200,000	Class C Units	$0.63
12/11/2009	100,000	Class C Units	$0.63
12/14/2009	200,000	Class C Units	$0.63
12/16/2009	20,000	Class C Units	$0.63

(1)	A total of 20,000 of these units were repurchased by the Company on March 31, 2010.

Set forth below is a discussion of the significant factors that the Company believes have contributed to the difference between the fair values of the Company’s Class C Units as of the grant dates above and the value of this equity based on the preliminary IPO range.

In the absence of a public trading market, management considered numerous objective and subjective factors, including information provided by an outside valuation firm, Duff and Phelps Corp. (“Duff and Phelps”) to estimate the fair value of the Company’s Class C Units as of each applicable valuation date. Valuations have been performed annually, generally during the end of the third quarter or in the fourth quarter. In estimating fair value, the Company uses the most recent valuation closest to the date shares are granted, and evaluates the results of the next valuation to determine if adjustments to the grant date fair value are required. In valuing the Company’s Class C Units, the Company determines a business enterprise value by taking an average of the values calculated using two valuation approaches, the Income Approach and the Market Approach. The Company then uses a contingent claims approach utilizing the Black-Scholes option pricing model as well as the various rights and preferences of the Class L, A and C Units to estimate the fair value of each unit. The Company has historically applied a lack-of-marketability discount due to the privately-held (and illiquid) nature of the units.

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The Company’s policies and methodologies for estimating the fair value of the Class C Units are further described in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Share-Based Payments.” The Company believes that its approach to establishing the fair value of the Class C Units is consistent with ASC Topic 718, Compensation—Stock Compensation.

The Company engaged Duff and Phelps to perform a valuation as of October 31, 2009 in connection with the equity grants described above. Duff and Phelps determined that the total enterprise value of the Company utilizing the Income Approach and Market Approach on October 31, 2009 was $1,062.8 million and $1,057.5 million, respectively. These values were determined in part in consideration of the Company’s net income of $2.2 million and Adjusted EBITDA of $170.8 million for the twelve months ended October 31, 2009. As of October 31, 2009 the Company had $416.9 million of indebtedness. The Company used the average enterprise value of $1,060.2 million and the methodology explained above to determine that the fair value of its Class C Units as of September 28, 2009, November 28, 2009, December 2, 2009, December 11, 2009, December 14, 2009 and December 16, 2009 to be $0.63 per unit. If the Company had liquidated on October 31, 2009 at the assumed enterprise value of $1.06 billion, the Class C Units would not have received any proceeds, since by their terms the Class C Units were entitled to receive their 4% of any proceeds in a liquidation only following a distribution of $1.3 billion of proceeds (a liquidation preference) to the Company’s other unitholders.

The Company’s net income was $75.3 million and Adjusted EBITDA was $229.8 million for the twelve months ended January 30, 2010. This improvement in financial performance and the other factors described below have lead the Company and the underwriters to determine the preliminary IPO price of $19 per share. This preliminary IPO price implies a total equity value of $1.69 billion and a total enterprise value of $1.97 billion immediately following the completion of the initial public offering. In addition, because of a distribution of $230 million made to the Company’s unitholders on March 10, 2010 and tax distributions made to the Company’s unitholders, the liquidation preference of the Class L and Class A unitholders has decreased significantly. As a result, holders of the Class C Units would receive $8.13 per Class C Unit in a liquidation at the preliminary IPO price. Since the Class C Units receive 4% of any distributions above the liquidation value, their value increases disproportionately with respect to the rest of the Company’s equity once the liquidation value exceeds the liquidation preference.

Preliminary IPO Price:

Subsequent to the granting of the options on October 31, 2009, several factors have led to an increase in the total equity value of the Company upon IPO, as estimated by our underwriters,

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and the value of the Company’s Class C Units has increased as well. These factors are as follows:

1.	The Company’s financial performance has improved significantly since October 31, 2009. Net income on a last twelve months trailing basis increased from $2.2 million to $75.3 million at October 31, 2009 and January 30, 2010 respectively. In addition, EBITDA grew 51.8% from $131.0 to $198.9 and Adjusted EBITDA grew 34.5% from $170.8 to $229.8 over this same time period. This trend in the Company’s financial performance positively impacts the valuation multiple utilized by the underwriters and the Company in determining the preliminary IPO offering price.

2.	Since October 31, 2009, stock prices for other publicly traded specialty retailers have increased over 40% on average, partially as a result of the improved economic environment.

3.	The Company applied a lack-of-marketability discount of 10% to its calculation of the fair value of units at October 31, 2009 because at that time, an IPO was not imminent and the units were therefore still illiquid in nature. The preliminary IPO price does not include such a discount.

4.	The Company has reduced its annual interest expense burden with the issuance of its 8.75% senior notes due 2018 (the “Senior Notes”) and expects to further reduce its debt burden with the use of proceeds from the IPO. The reduction in debt and interest expense positively impacts the pro forma financial measures utilized by the underwriters in determining the preliminary IPO price. This reduction in debt also increases the equity proceeds for purposes of determining the liquidation value of the Class C Units, putting the Class C Units further in the money. In addition, the Company’s distribution to unitholders reduced the liquidation preference and therefore allows the Class C Units to begin participating in distributions of proceeds upon a liquidation earlier that they would have at October 31, 2009. The Company’s valuation of the Class C Units as of October 31, 2009 did not assume the issuance of the Senior Notes, further debt reduction from an IPO or distribution to equityholders.

5.

The increase in the total equity value of the Company was positively impacted by each factors 1-4. Furthermore, as discussed above, Class C Units have a participation strike price similar to stock options of publicly traded companies. Therefore, the value of a Class C Unit is leveraged to the total equity value of the Company, such that a 1% increase in the equity value of the Company (above the

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participation threshold of the Class C Units) leads to a greater than 1% increase in the value of a Class C Unit. Because the valuation as of October 31, 2009 placed the equity value of the Company near the participation threshold of the Class C Units, the increase of the total equity value of the Company from the October 31, 2009 valuation to the preliminary IPO valuation has led to a substantial increase in the per-unit value of the Class C Units.

Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2133 or, in my absence, William R. Burke at (312) 862-2297.

Sincerely,

/s/ Robert M. Hayward, P.C.
Robert M. Hayward, P.C.

cc:	Matthew C. Moellering
Express Parent LLC

William R. Burke
Kirkland & Ellis LLP

Marc D. Jaffe
Latham & Watkins LLP